Exhibit 99.1

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2014 and 2013 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2014 and 2013, the related statements of comprehensive income and change in equity and cash flows for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014 and 2013, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

February 13, 2015

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	2014		2013
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$19,005,916	4	$11,590,905	3
Held-to-maturity financial assets (Notes 3 and 7)	3,456,747	1	4,264,104	1
Trade notes and accounts receivable, net (Notes 3, 4 and 8)	24,465,210	6	21,647,860	5
Accounts receivable from related parties (Note 34)	694,170	—	676,870	—
Inventories (Notes 3, 4 and 9)	1,421,242	—	1,940,305	—
Prepayments (Notes 10 and 34)	1,870,752	—	1,655,940	—
Other current monetary assets (Notes 11 and 24)	2,315,131	1	3,652,337	1
Other current assets (Note 18)	3,075,076	1	3,600,113	1

Total current assets	56,304,244	13	49,028,434	11

NONCURRENT ASSETS
Available-for-sale financial assets (Notes 3 and 12)	3,822,521	1	2,886,662	1
Financial assets carried at cost (Notes 3 and 13)	2,221,260	—	2,271,293	—
Held-to-maturity financial assets (Notes 3 and 7)	4,027,522	1	7,501,743	2
Investments accounted for using equity method (Notes 3 and 14)	13,006,899	3	12,078,536	3
Property, plant and equipment (Notes 3, 4, 15 and 34)	296,206,403	68	296,558,810	69
Investment properties (Notes 3, 4 and 16)	7,546,079	2	7,331,372	2
Intangible assets (Notes 3, 4 and 17)	42,517,247	10	44,139,498	10
Deferred income tax assets (Notes 3 and 28)	1,436,109	—	1,235,031	—
Prepayments (Notes 10 and 34)	2,225,340	1	2,435,609	1
Other noncurrent assets (Note 18)	5,405,439	1	4,695,978	1

Total noncurrent assets	378,414,819	87	381,134,532	89

TOTAL	$434,719,063	100	$430,162,966	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Hedging derivative liabilities (Notes 3 and 19)	$283	—	$—	—
Trade notes and accounts payable (Note 20)	14,753,882	4	12,326,921	3
Payables to related parties (Note 34)	4,016,403	1	3,978,417	1
Current tax liabilities (Notes 3 and 28)	3,265,300	1	3,807,043	1
Other payables (Note 21)	22,347,429	5	24,656,238	6
Provisions (Notes 3 and 22)	7,037	—	778	—
Advance receipts (Note 23)	9,005,858	2	9,025,212	2
Other current liabilities	1,618,959	—	1,598,016	—

Total current liabilities	55,015,151	13	55,392,625	13

NONCURRENT LIABILITIES
Deferred income tax liabilities (Notes 3 and 28)	129,217	—	94,986	—
Provisions (Notes 3 and 22)	92,660	—	123,463	—
Customers’ deposits (Note 34)	4,698,206	1	4,809,692	1
Accrued pension liabilities (Notes 3, 4 and 24)	6,425,447	1	5,441,091	1
Deferred revenue	3,441,751	1	3,659,029	1
Other noncurrent liabilities (Note 34)	484,401	—	352,257	—

Total noncurrent liabilities	15,271,682	3	14,480,518	3

Total liabilities	70,286,833	16	69,873,143	16

EQUITY (Note 25)
Common stock	77,574,465	18	77,574,465	18

Additional paid-in capital	168,047,935	39	184,620,065	43

Retained earnings
Legal reserve	76,893,722	18	74,819,380	17
Special reserve	2,819,899	—	2,675,894	1
Unappropriated earnings	38,210,062	9	20,744,024	5

Total retained earnings	117,923,683	27	98,239,298	23

Other adjustments	886,147	—	(144,005)	—

Total equity	364,432,230	84	360,289,823	84

TOTAL	$434,719,063	100	$430,162,966	100

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2014		2013
	Amount	%	Amount	%

REVENUES (Notes 26 and 34)	$194,068,381	100	$194,172,517	100

OPERATING COSTS (Notes 9 and 34)	120,454,885	62	119,007,191	62

GROSS PROFIT	73,613,496	38	75,165,326	38

OPERATING EXPENSES (Note 34)
Marketing	23,297,575	12	22,547,384	11
General and administrative	3,482,977	1	3,398,291	2
Research and development	3,483,405	2	3,581,281	2

Total operating expenses	30,263,957	15	29,526,956	15

OTHER INCOME AND EXPENSES (Note 27)	70,794	—	145,618	—

INCOME FROM OPERATIONS	43,420,333	23	45,783,988	23

NON-OPERATING INCOME AND EXPENSES
Interest income	254,636	—	538,432	—
Other income (Notes 27 and 34)	390,989	—	211,636	—
Other gains and losses (Notes 27 and 34)	115,241	—	(89,151)	—
Interest expense	(6,268)	—	(3,301)	—
Share of the profit of subsidiaries, associates and jointly controlled entities accounted for using equity method (Note 14)	1,611,219	1	1,095,098	1

Total non-operating income and expenses	2,365,817	1	1,752,714	1

INCOME BEFORE INCOME TAX	45,786,150	24	47,536,702	24

INCOME TAX EXPENSE (Notes 3 and 28)	7,169,974	4	7,821,009	4

NET INCOME	38,616,176	20	39,715,693	20

OTHER COMPREHENSIVE INCOME (LOSS), NET
Exchange differences arising from the translation of the foreign operations	128,325	—	88,096	—
Unrealized gain (loss) on available-for-sale financial assets	935,859	—	(452,227)	—
Cash flow hedges (Note 19)	(283)	—	—	—

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2014		2013
	Amount	%	Amount	%

Actuarial loss arising from defined benefit plan (Note 24)	$(491,047)	—	$(620,052)	—
Share of other comprehensive income of subsidiaries, associates and jointly controlled entities accounted for using equity method	(32,413)	—	21,681	—
Income tax relating to each component of other comprehensive income (Note 24 and 28)	83,478	—	105,409	—

Total other comprehensive income (loss), net of income tax	623,919	—	(857,093)	—

TOTAL COMPREHENSIVE INCOME	$39,240,095	20	$38,858,600	20

EARNINGS PER SHARE (Note 29)
Basic	$4.98		$5.12

Diluted	$4.97		$5.11

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

						Other Equity (Notes 19 and 25)
	Common Stock (Note 25)	Additional Paid-in Capital (Note 25)	Retained Earnings (Note 25)			Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Cash Flow Hedges	Total Equity
			Legal Reserve	Special Reserve	Unappropriated Earnings

BALANCE, JANUARY 1, 2013	$77,574,465	$190,162,430	$70,828,983	$2,675,894	$21,483,854	$(96,930)	$257,991	$—	$362,886,687

Appropriation of 2012 earnings
Legal reserve	—	—	3,990,397	—	(3,990,397)	—	—	—	—
Cash dividends	—	—	—	—	(35,913,099)	—	—	—	(35,913,099)

Other changes in additional paid-in capital
Cash distributed from additional paid-in capital	—	(5,589,240)	—	—	—	—	—	—	(5,589,240)
Change in additional paid-in capital from investments in subsidiaries, associates and jointly controlled entities accounted for using equity method	—	46,875	—	—	—	—	—	—	46,875

Net income for the year ended December 31, 2013	—	—	—	—	39,715,693	—	—	—	39,715,693

Other comprehensive income for the year ended December 31, 2013	—	—	—	—	(552,027)	102,672	(407,738)	—	(857,093)

Total comprehensive income for the year ended December 31, 2013	—	—	—	—	39,163,666	102,672	(407,738)	—	38,858,600

BALANCE, DECEMBER 31, 2013	77,574,465	184,620,065	74,819,380	2,675,894	20,744,024	5,742	(149,747)	—	360,289,823

Appropriation of 2013 earnings
Legal reserve	—	—	2,074,342	—	(2,074,342)	—	—	—	—
Special reserve	—	—	—	144,005	(144,005)	—	—	—	—
Cash dividends	—	—	—	—	(18,525,558)	—	—	—	(18,525,558)

Other changes in additional paid-in capital
Cash distributed from additional paid-in capital	—	(16,577,663)	—	—	—	—	—	—	(16,577,663)
Change in additional paid-in capital from investments in subsidiaries, associates and jointly controlled entities accounted for using equity method	—	2,252	—	—	—	—	—	—	2,252
Changes in percentage of ownership interest in subsidiaries	—	3,281	—	—	—	—	—	—	3,281

Net income for the year ended December 31, 2014	—	—	—	—	38,616,176	—	—	—	38,616,176

Other comprehensive income for the year ended December 31, 2014	—	—	—	—	(406,233)	140,700	889,735	(283)	623,919

Total comprehensive income for the year ended December 31, 2014	—	—	—	—	38,209,943	140,700	889,735	(283)	39,240,095

BALANCE, DECEMBER 31, 2014	$77,574,465	$168,047,935	$76,893,722	$2,819,899	$38,210,062	$146,442	$739,988	$(283)	$364,432,230

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$45,786,150	$47,536,702
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	31,292,222	30,475,972
Amortization	2,189,300	1,199,927
Provision for doubtful accounts	311,281	249,796
Interest expenses	6,268	3,301
Interest income	(254,636)	(538,432)
Dividend income	(67,441)	(69,723)
Share of the profit of subsidiaries, associates and jointly controlled entities accounted for using equity method	(1,611,219)	(1,095,098)
Impairment loss on investments accounted for using equity method	—	18,055
Provision for inventory and obsolescence	234,765	184,032
Impairment loss on property, plant and equipment	—	253,085
Reversal of impairment loss on investment properties	—	(245,708)
Gain on disposal of financial instruments	—	(73,042)
Gain on disposal of property, plant and equipment	(70,794)	(152,995)
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	—	767
Loss (gain) on foreign exchange	(164,040)	63,760
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	8,829
Trade notes and accounts receivable	(3,094,209)	909,884
Receivables from related parties	(17,300)	991,714
Inventories	284,298	(218,639)
Other current monetary assets	1,357,793	(92,254)
Prepayment	(4,543)	273,989
Other current assets	525,037	651,916
Increase (decrease) in:
Trade notes and accounts payable	2,469,273	1,835,936
Payables to related parties	37,986	197,854
Other payables	(1,714,013)	(292,093)
Provisions	(24,544)	(32,910)
Advance receipts	(19,354)	(578,290)
Other current liabilities	12,957	199,375
Deferred revenue	(217,278)	(179,825)
Accrued pension liabilities	493,309	286,556

Cash generated from operations	77,741,268	81,772,441
Interest paid	(6,268)	(3,301)
Income tax paid	(7,795,086)	(7,119,906)

Net cash provided by operating activities	69,939,914	74,649,234

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	2014	2013

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	$—	$(1,762,132)
Proceeds from disposal of available-for-sale financial assets	—	3,934,458
Acquisition of negotiable certificate of deposit with maturities of more than three months	—	(17,450,000)
Proceeds from disposal of negotiable certificate of deposit with maturities of more than three months	—	37,550,000
Proceeds from disposal of held-to-maturity financial assets	4,257,500	4,236,182
Acquisition of financial assets carried at cost	(33,859)	(60,128)
Capital reduction of financial assets carried at cost	83,892	31,500
Proceeds from disposal of hedging derivative assets	—	15,288
Derecognition of hedging derivative liabilities	—	(108,433)
Acquisition of investments accounted for using equity method	(261,918)	(804,874)
Capital reduction of investments accounted for using equity method	—	136,537
Acquisition of property, plant and equipment	(31,682,294)	(35,486,427)
Proceeds from disposal of property, plant and equipment	121,883	199,969
Acquisition of intangible assets	(567,049)	(39,870,316)
Increase in noncurrent assets	(725,469)	(258,249)
Interest received	308,361	655,042
Cash dividends received from subsidiaries, associates and jointly controlled entities accounted for using equity method	1,046,219	1,017,545
Cash dividends received from others	—	69,723

Net cash used in investing activities	(27,452,734)	(47,954,315)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in repurchase agreement collateralized by bonds	13,000,000	2,925,000
Decrease in repurchase agreement collateralized by bonds	(13,000,000)	(2,925,000)
Decrease in customers’ deposits	(103,499)	(74,078)
Increase (decrease) in other liabilities	134,551	(96,708)
Cash dividends and cash distributed from additional paid-in capital	(35,103,221)	(41,502,339)

Net cash used in financing activities	(35,072,169)	(41,673,125)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,415,011	(14,978,206)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,590,905	26,569,111

CASH AND CASH EQUIVALENTS, END OF YEAR	$19,005,916	$11,590,905

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of the Company were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as the Company which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, the Company is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of the Company’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of the Company by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The financial statements are presented in the Company’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on February 13, 2015.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The parent company only financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Regulations”).

Basis of Preparation

The financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

When preparing its parent company only financial statements, the Company used equity method to account for its investment in subsidiaries, associates and jointly controlled entities. In order for the amounts of the net profit, other comprehensive income and total equity in the parent company only financial statements to be the same with those amounts attributable to the owner of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to the captions of “investments accounted for using equity method”, “share of profit or loss of subsidiaries, associates and joint ventures”, “share of other comprehensive income of subsidiaries, associates and joint ventures” and related equity items, as appropriate, in the parent company only financial statements.

Current and Non-current Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as non-current.

Foreign Currencies

In preparing the Company’s financial statements, transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries, associates, joint ventures or branches operations in other countries or currencies used different with the Company) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income.

Cash Equivalents

Cash equivalents include commercial paper, negotiable certificate of deposit and time deposits with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Investments Accounted for using Equity Method

Investments in subsidiaries, associates and jointly controlled entities are accounted for using equity method.

a.	Investment in subsidiaries

Subsidiaries are the entities controlled by the Company.

Under the equity method, the investment is initially recognized at cost and the increase or decrease of carrying amount reflects the recognition of the Company’s share of the profit or loss and other comprehensive income of the subsidiaries after the date of acquisition. Besides, the Company also recognizes the Company’s share of the change in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s loss of control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amounts of the investment of the subsidiaries and the fair value of the consideration paid or received is recognized directly in equity.

The acquisition cost in excess of the acquisition-date fair value of the identifiable net assets acquired is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized. The acquisition-date fair value of the net identifiable assets acquired in excess of the acquisition cost is recognized immediately in profit or loss.

Profits and losses from downstream transactions with a subsidiary are eliminated in full. Profits and losses from upstream with a subsidiary and sidestream transactions between subsidiaries are recognized in the Company’s financial statements only to the extent of interests in the subsidiary that are not related to the Company.

b.	Investments in associates and jointly controlled entities

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture arrangements that involve the establishment of a separate entity in which ventures have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The operating results and assets and liabilities of associates and jointly controlled entities are incorporated in these financial statements using the equity method of accounting. Under the equity method, an investment in an associate and jointly controlled entity is initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate and jointly controlled entity. The Company also recognizes the changes in the Company’s share of equity of associates and jointly controlled entities attributable to the Company.

When the Company subscribes for additional new shares of the associate and jointly controlled entity at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and jointly controlled entity. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate and jointly controlled entity recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and jointly controlled entity, profits and losses resulting from the transactions with the associate and jointly controlled entity are recognized in the Company’ financial statements only to the extent of interests in the associate and jointly controlled entity that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Depreciation is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

Any gain or loss arising on derecognition of the investment properties is calculated as the difference between the net disposal proceeds and the carrying amount of the asset and is included in profit or loss in the period in which the property is derecognized.

Intangible Assets

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds over specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

Listed and unlisted stocks held by the Company and classified as AFS in an active market are measured at fair value at the end of each reporting period. AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost less any identified impairment losses at the end of each reporting period. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in other comprehensive income. Any impairment losses are recognized in profit or loss.

AFS financial assets are measured at fair value. Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables (including cash and cash equivalent, trade notes and accounts receivables, accounts receivable from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment, except for short-term receivables when the effect of discounting is immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of AFS debt securities, the impairment loss is subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade receivables and other receivables that are written off against the allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including cross currency swap contract and foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates certain derivative instruments as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions for the expected cost of warranty obligations are recognized at the date of sale of the relevant products, at the best estimate of the expenditure required to settle the Company’s obligation by the management of the Company.

Revenue Recognition

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

a.	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

b.	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c.	The amount of revenue can be measured reliably;

d.	It is probable that the economic benefits associated with the transaction will flow to the Company; and

e.	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from products and air time in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products.

Services revenue is recognized when service provided. Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established. Under the premises that there is much chance economic benefit related to the transactions will flow to the Company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method. All actuarial gains and losses on the defined benefit obligation are recognized immediately in other comprehensive income. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the balance sheets represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the unrecognized past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Curtailment or settlement gains or losses on the defined benefit plan are recognized when the curtailment or settlement occurs.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Law, an additional tax at 10% of unappropriated earnings is provided for as income tax in the year the shareholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Company’s financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, unused tax credits from purchases of machinery, equipment and technology and research and development expenditures.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the managements are required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Impairment of accounts receivable

When there is objective evidence showed indications of impairment, the Company will consider the estimation of future cash flows. The amount of impairment will be measured on the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, the impact from the discount of short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise.

b.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the final selling price minus the estimated selling costs. Comparison of net realizable value and cost is determined on an item by item basis, except those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

c.	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the impairment is recognized in profit or loss as incurred. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

d.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies” “Property, Plant and Equipment”, the Company reviewed estimated useful lives of property, plant and equipment at the end of each year.

e.	Recognition and measurement of defined benefit plans

Accrued pension liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	The Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed by the Financial Supervisory Commission (FSC) (the “Taiwan-IFRSs”) in issue but not yet effective.

On April 3, 2014, according to Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC, the following 2013 IFRS version endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

The New IFRSs included in the 2013 IFRSs version not yet endorsed by the FSC

Amendments to IFRSs	Improvement to IFRSs 2009 - amendment to IAS 39	January 1, 2009 and January 1, 2010, as appropriate
Amendment to IAS 39	Embedded Derivative	Effective for annual periods ending on or after June 30, 2009
Amendments to IFRSs	Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011, as appropriate
Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle	January 1, 2013
Amendment to IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7	Disclosures - Transfers of Financial Assets	July 1, 2011

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendment to IFRS 10	Consolidated Financial Statements	January 1, 2013
Amendment to IFRS 11	Joint Arrangements	January 1, 2013
Amendment to IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, 11 and 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
Amendment to IFRS 13	Fair Value Measurement	January 1, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19 (Revised 2011)	Employee Benefits	January 1, 2013
Amendment to IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
IFRIC 20	Stripping Costs in Production Phase of a Surface Mine	January 1, 2013

(Concluded)

Note:	Unless stated otherwise, the above new, revised or amended standards or interpretations are effective for annual periods beginning on or after the respective effective dates.

Except for the following, the application of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers will not have any material impact on the Company’s financial statements:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the current standards. The Company will apply the new disclosure requirements of IFRS 12 in 2015.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and related disclosures. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The Company will apply IFRS 13 prospectively in 2015.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 require items of other comprehensive income to be grouped into those that (1) will not be reclassified to profit or loss; and (2) will be reclassified subsequently to profit or loss when specific conditions are met. Income taxes on related items of other comprehensive income are grouped on the same basis. Previously, there were no such requirements.

The Company will apply the amendments to IAS 1 in 2015. The items that will not be reclassified subsequently to profit or loss are expected to include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of associates and jointly controlled entities as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss are expected to include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of subsidiaries, associates and jointly controlled entities as well as the related income tax on items of other comprehensive income (except for the share of actuarial gains or losses from defined benefit plans of associates and jointly controlled entities). However, the application of the above amendments will not result in any impact on the net income, other comprehensive income, net of tax and total comprehensive income for the year ended December 31, 2014.

4)	Amendments to IAS 19 “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets and to disclose the components of the defined benefit costs. According to the amendments, the past service cost, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the revised IAS 19 introduces certain changes in the presentation of the defined benefit cost, and also includes more extensive disclosures.

When the Company applies the amendments to IAS 19 in 2015, employee benefits will be recognized based on actuarial calculations in accordance with IAS 19. The Company anticipates that as of December 31, 2014 and January 1, 2014, deferred tax assets will be retrospectively adjusted to decrease by $4,028 thousand and $5,037 thousand, respectively; investments accounted for using equity method will be retrospectively adjusted to increase by $1,373 thousand and $1,445 thousand, respectively; accrued pension liabilities will be retrospectively adjusted to decrease by $24,755 thousand and $29,632 thousand, respectively; retained earnings will be retrospectively adjusted to increase by $21,920 thousand and $26,040 thousand, respectively. For the year ended December 31, 2014 pension cost will increase by $4,877 thousand in operating expenses; share of the profit of subsidiaries, associates and jointly controlled entities accounted for using equity method will decrease by $72 thousand and income tax expenses will decrease by $829 thousand.

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the financial statements were authorized for issue, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)1

Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 3)
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016 (Note 4)
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
Amendment to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21	Levies	January 1, 2014

(Concluded)

Note 1:	Unless stated otherwise, the above new standards and interpretations are effective for annual periods beginning on or after the respective effective dates.
Note 2:	The amendment to IFRS 2 applies to share-based payment transactions for which the grant date is on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations for which the acquisition date is on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.
Note 3:	Prospectively applicable to transactions occurring in annual periods beginning on or after January 1, 2016.
Note 4:	Except the amendment to IFRS 5 is applied prospectively, changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016, the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations will not have any material impact on the Company’s financial statements:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below.

For the Company’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

a)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

b)	For debt instruments, if they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Company may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that impairment loss on financial assets is recognized by using the “Expected Credit Losses Model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Company takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	Amendment to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made consequential amendment to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that such disclosure of recoverable amounts is required only when an impairment loss has been recognized or reversed during the period. Furthermore, the Company is required to disclose the discount rate used in measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

3)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2017.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

a)	Identify the contract with the customer;

b)	Identify the performance obligations in the contract;

c)	Determine the transaction price;

d)	Allocate the transaction price to the performance obligations in the contracts; and

e)	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, an entity may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

Except for the above impact, as of the date the financial statements were authorized for issue, the Company is continuingly assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is complete.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2014	2013

Cash
Cash on hand	$197,004	$115,344
Bank deposits	2,869,466	8,374,773

	3,066,470	8,490,117

(Continued)

	December 31
	2014	2013
Cash equivalents
Commercial paper	$13,339,446	$1,995,788
Negotiable certificate of deposit with maturities of less than three months	2,600,000	—
Time deposits with maturities of less than three months	—	1,105,000

	15,939,446	3,100,788

	$19,005,916	$11,590,905

(Concluded)

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits with maturities of less than three months were as follows:

	December 31
	2014	2013

Bank deposits	0.01%-0.22%	0.01%-0.20%
Commercial paper	0.58%-0.65%	0.60%-0.62%
Negotiable certificate of deposit with maturities of less than three months	0.72%-0.80%	—
Time deposits with maturities of less than three months	—	0.93%

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2014	2013

Corporate bonds	$6,533,527	$10,512,893
Bank debentures	950,742	1,252,954

	$7,484,269	$11,765,847

Current	$3,456,747	$4,264,104
Non-current	4,027,522	7,501,743

	$7,484,269	$11,765,847

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	December 31
	2014	2013

Corporate bonds

Par value	$6,515,000	$10,472,500

Nominal interest rate	1.15%-2.49%	1.15%-2.49%
Effective interest rate	1.15%-1.58%	1.00%-1.95%
Average expiry date	4 years	4 years

(Continued)

	December 31
	2014	2013

Bank debentures

Par value	$950,000	$1,250,000

Nominal interest rate	1.25%-1.60%	1.25%-1.60%
Effective interest rate	1.15%-1.40%	1.15%-1.40%
Average expiry date	4 years	4 years

(Concluded)

8.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2014	2013

Trade notes and accounts receivable	$25,481,402	$22,535,672
Less: Allowance doubtful accounts	(1,016,192)	(887,812)

	$24,465,210	$21,647,860

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The Company did not have the amount of receivables that were past due but not impaired as of December 31, 2014 and 2013.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance on January 1, 2013	$156,629	$622,982	$779,611
Add: Provision for doubtful accounts	64,535	171,371	235,906
Deduct: Amounts written off	—	(127,705)	(127,705)

Balance on December 31, 2013	221,164	666,648	887,812

Add: Provision for doubtful accounts	43,024	234,951	277,975
Deduct: Amounts written off	—	(149,595)	(149,595)

Balance on December 31, 2014	$264,188	$752,004	$1,016,192

9.	INVENTORIES

	December 31
	2014	2013

Merchandise	$625,471	$1,360,797
Project in process	795,771	579,508

	$1,421,242	$1,940,305

The operating costs related to inventories were $13,394,462 thousand (including the valuation loss on inventories of $234,765 thousand) and $12,326,926 thousand (including the valuation loss on inventories of $184,032 thousand) for the years ended December 31, 2014 and 2013, respectively.

10.	PREPAYMENTS

	December 31
	2014	2013

Prepaid rents	$3,177,338	$3,400,494
Others	918,754	691,055

	$4,096,092	$4,091,549

Current
Prepaid rents	$951,998	$964,885
Others	918,754	691,055

	$1,870,752	$1,655,940

Non-current
Prepaid rents	$2,225,340	$2,435,609

11.	OTHER CURRENT MONETARY ASSETS

	December 31
	2014	2013

Negotiable certificate of deposit with maturities of more than three months	$1,650,000	$1,650,000
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan (Note 24)	19,527	1,317,887
Others	645,604	684,450

	$2,315,131	$3,652,337

The annual yield rates of negotiable certificate of deposit with maturities of more than three months were as follows:

	December 31
	2014	2013

Negotiable certificate of deposit with maturities of more than three months	0.86%	0.85%

12.	AVAILABLE-FOR-SALE FINANCIAL ASSETS - NON-CURRENT

	December 31
	2014	2013

Equity securities
Domestic listed stocks	$3,822,521	$2,886,662

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2014	2013

Non-listed stocks
Domestic	$1,987,406	$2,071,298
Foreign	233,854	199,995

	$2,221,260	$2,271,293

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 33). Since the range of fair values measurement is significant and difficult to reasonably evaluate the possibilities of the estimations, the fair values of the investments cannot be reliably measured, thus the above non-listed stocks investment owned by the Company were carried at costs less any impairment losses at the balance sheet date.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2014	2013

Investments in subsidiaries	$11,469,494	$10,710,572
Investments in associates	1,280,739	1,140,460
Jointly controlled entities	256,666	227,504

	$13,006,899	$12,078,536

a.	Investments in subsidiaries

Investments in subsidiaries were as follows:

	Carrying Amount
	December 31
	2014	2013
Listed

Senao International Co., Ltd. (“SENAO”)	$1,631,725	$1,770,346

Non-listed

Light Era Development Co., Ltd. (“LED”)	4,351,696	3,802,394
Donghwa Telecom Co., Ltd. (“DHT”)	1,570,679	1,540,147

(Continued)

	Carrying Amount
	December 31
	2014	2013

Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	$781,368	$719,695
Chunghwa System Integration Co., Ltd. (“CHSI”)	717,640	712,963
CHIEF Telecom Inc. (“CHIEF”)	665,287	621,027
Chunghwa Investment Co., Ltd. (“CHI”)	567,677	491,879
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	280,813	264,015
Honghwa Human Resources Co., Ltd. (“HHR”)	221,762	191,428
Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	183,186	179,816
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	137,819	85,224
Chunghwa Telecom Global, Inc. (“CHTG”)	135,478	115,051
Spring House Entertainment Tech. Inc. (“SHE”)	123,523	126,748
Smartfun Digital Co., Ltd. (“SFD”)	60,769	50,336
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	30,679	25,184
Chunghwa Sochamp Technology Inc. (“CHST”)	9,393	14,319
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	—

	$11,469,494	$10,710,572

(Concluded)

At the end of the reporting period, the proportion of ownership in subsidiaries held by the Company were as follows:

	% of Ownership and Voting Right
	December 31
	2014	2013

Senao International Co., Ltd. (“SENAO”)	28	28
Light Era Development Co., Ltd. (“LED”)	100	100
Donghwa Telecom Co., Ltd. (“DHT”)	100	100
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	100	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	100	100
CHIEF Telecom Inc. (“CHIEF”)	69	69
Chunghwa Investment Co., Ltd. (“CHI”)	89	89
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	100	100
Honghwa Human Resources Co., Ltd. (“HHR”)	100	100
Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	100	100
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	100	100
Chunghwa Telecom Global, Inc. (“CHTG”)	100	100
Spring House Entertainment Tech. Inc. (“SHE”)	56	56
Smartfun Digital Co., Ltd. (“SFD”)	65	65
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	100	100
Chunghwa Sochamp Technology Inc. (“CHST”)	51	51
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	100	100

The Company owns 28% equity shares of SENAO. However, the Company has four out of seven seats of the board of directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements.

The Company increased its investment in DHT by $265,843 thousand and $106,092 thousand in April and November 2013, respectively. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

CHI reduced its capital by $135,000 thousand in July 2013. The Company received $120,150 thousand from capital reduction.

The Company increased its investment in Prime Asia $113,146 thousand, $19,923 thousand, $27,185 thousand and $10,000 thousand in October and December 2013, January and May 2014, respectively. Prime Asia is operating as an investment company.

The Company established 100% owned subsidiary of HHI by investing $180,000 thousand in January 2013. Honghwa Human Resources changed its name to Honghwa International from July 4, 2014. HHI engages mainly in providing telecommunication constructions, telecommunication service agencies and other service.

The Company increased its investment in CHTV by $29,870 thousand and $45,248 thousand in April 2013 and 2014, respectively. CHTV engages mainly in providing information and communications technology, and intelligent energy network service.

The Company established New Prospect in March 2006, but not on operation stage yet. The holding company is operating as an investment company and the Company has 100% ownership right in an amount of US$1 in the holding company as of December 31, 2014.

The details of the subsidiaries indirectly held by the Company, please refer to Note 37.

The Company recognized an impairment loss of $18,055 thousand on the investment in CHI, due to CHI underwent organization downsizing and the Company determined that the carrying amount exceeded the recoverable amount for the year ended December 31, 2014.

The Company’s share of profit (loss) and other comprehensive income (loss) of the subsidiaries was recorded based on the audited financial statements for the years ended December 31, 2014 and 2013.

b.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2014	2013

Non-listed

International Integrated System, Inc. (“IISI”)	$293,809	$292,239
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	277,700	278,044
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	237,097	214,201
Skysoft Co., Ltd. (“SKYSOFT”)	138,868	158,218
So-net Entertainment Taiwan Limited (“So-net”)	99,525	92,325
Kingwaytek Technology Co., Ltd. (“KWT”)	89,527	74,838
Taiwan International Ports Logistics Corporation (“TIPL”)	78,981	—
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	44,942	1,838
Alliance Digital Tech Co., Ltd. (“ADT”)	20,290	28,757

	$1,280,739	$1,140,460

At the end of the reporting period, the proportion of ownership in associates held by the Company were as follows:

	% of Ownership and Voting Right
	December 31
	2014	2013

International Integrated System, Inc. (“IISI”)	33	33
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Skysoft Co., Ltd. (“SKYSOFT”)	30	30
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Kingwaytek Technology Co., Ltd. (“KWT”)	27	33
Taiwan International Ports Logistics Corporation (“TIPL”)	27	—
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	18	13
Alliance Digital Tech Co., Ltd. (“ADT”)	13	19

Summarized financial information of associates were as follows:

	December 31
	2014	2013

Total assets	$9,705,834	$8,656,255

Total liabilities	$4,893,868	$4,432,755

	Year Ended December 31
	2014	2013

Net revenues	$9,069,281	$8,235,225

Net income	$1,013,869	$1,261,201

Other comprehensive income	$8,541	$22,685

The Company’s share of the profit of associates accounted for using equity method	$448,316	$411,212

The Company participated in the capital increase of So-net by investing $60,000 thousand in March 2013. The ownership interest remains 30% after the capital increase.

The Company did not participate in the capital increase of KWT in August and November 2014 and the ownership interest decreased from 33% to 27% after the capital increase of KWT.

The Company and Taiwan International Ports Corporation, Ltd. established TIPL in October, 2014. The Company invested $80,000 thousand cash and held 27% ownership of TIPL. TIPL engages mainly in logistics service of increasing cargo movement efficiency.

The Company, President Chain Store Corporation and EasyCard Corporation established DZIM, in May 2011. DZIM reduced its capital to offset the deficits amounting to $130,787 thousand and made capital reduction of $49,158 thousand during its stockholders’ meeting held on March 31, 2013. The Company received $16,387 thousand from the capital reduction. The Company did not participate in the capital increase of DZIM in July 2013 and the ownership interest decreased from 33% to 13% after the capital increase of DZIM. The Company participated in the capital increase of DZIM by investing $49,485 thousand in April and June 2014 and the ownership interest increased to 18%. DZIM engages mainly in information technology service and general advertisement service.

The Company, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30,000 thousand cash and held 19% ownership of ADT. Based on the share of capital commitments, The Company has one seat out of five seats in the board of directors; therefore it has significant influence over ADT. Chunghwa did not participate in the capital increase of ADT in April and October 2014 and the ownership interest decreased to 13% after the capital increase of ADT. The Company still has one seat out of five seats in the board of directors; therefore it remains an investor with significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

The Company’s share of profit (loss) and other comprehensive income (loss) of the associates was recorded based on the audited financial statements for the years ended December 31, 2014 and 2013.

c.	Investments in jointly controlled entities

Investments in jointly controlled entity were as follows:

	Carrying Amount		% of Ownership and Voting Rights
	December 31		December 31
	2014	2013	2014	2013

Non-listed

Huada Digital Corporation (“HDD”)	$218,825	$227,504	50	50
Chunghwa Benefit One Co., Ltd (“CBO”)	37,841	—	50	50

	$256,666	$227,504

The Company invested in CBO in February 2014 at $50,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Ptd, Ltd. (“BOA”), and each obtained half of director seats. Thus, neither the Company nor BOA obtained control over CBO. CBO engages mainly in e-commerce business for employee of corporate members.

Summarized financial information of jointly controlled entity was as follows:

	December 31
	2014	2013

Current assets	$263,645	$223,037

Non-current assets	$12,332	$9,270

Current liabilities	$19,311	$4,803

	Year Ended December 31
	2014	2013

Profit or loss
Revenues and income	$38,878	$8,677

Expenses and losses	$(59,716)	$(22,482)

The Company’s share of loss of the jointly controlled entity accounted for using equity method	$(20,838)	$(13,805)

The Company’s share of loss of the jointly controlled entity was recorded based on the audited financial statements for the years ended December 31, 2014 and 2013.

16.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost

Balance on January 1, 2013	$100,319,765	$1,548,184	$65,364,138	$14,928,409	$667,624,728	$3,311,548	$6,907,386	$17,751,259	$877,755,417
Additions	—	—	—	1,736	340	—	8,287	35,754,239	35,764,602
Disposal	(56,216)	(8,971)	(17,484)	(1,119,104)	(14,733,644)	(158,231)	(469,207)	—	(16,562,857)
Other	122,931	7,693	136,538	1,767,724	27,218,173	586,790	824,259	(30,664,394)	(286)

Balance on December 31, 2013	$100,386,480	$1,546,906	$65,483,192	$15,578,765	$680,109,597	$3,740,107	$7,270,725	$22,841,104	$896,956,876

Accumulated depreciation and impairment

Balance on January 1, 2013	$—	$(1,067,497)	$(20,479,089)	$(11,051,088)	$(546,906,262)	$(1,268,224)	$(5,359,457)	$—	$(586,131,617)
Depreciation Expenses	—	(56,685)	(1,192,523)	(1,339,821)	(26,782,116)	(549,553)	(541,494)	—	(30,462,192)
Disposal	—	8,971	17,484	1,116,292	14,695,347	158,231	456,758	—	16,453,083
Impairment losses	—	—	—	—	(253,085)	—	—	—	(253,085)
Other	—	10,812	82,597	(698)	7,010	(9,592)	(94,384)	—	(4,255)

Balance on December 31, 2013	$—	$(1,104,399)	$(21,571,531)	$(11,275,315)	$(559,239,106)	$(1,669,138)	$(5,538,577)	$—	$(600,398,066)

Balance on January 1, 2013, net	$100,319,765	$480,687	$44,885,049	$3,877,321	$120,718,466	$2,043,324	$1,547,929	$17,751,259	$291,623,800

Balance on December 31, 2013, net	$100,386,480	$442,507	$43,911,661	$4,303,450	$120,870,491	$2,070,969	$1,732,148	$22,841,104	$296,558,810

Cost

Balance on January 1, 2014	$100,386,480	$1,546,906	$65,483,192	$15,578,765	$680,109,597	$3,740,107	$7,270,725	$22,841,104	$896,956,876
Additions	—	—	—	5,115	1,064	985	23,423	31,177,523	31,208,110
Disposal	(26,103)	(12,397)	(11,211)	(1,793,267)	(19,187,964)	(75,601)	(394,322)	—	(21,500,865)
Other	228,752	23,035	(111,784)	1,116,557	30,955,611	154,341	529,717	(33,123,546)	(227,317)

Balance on December 31, 2014	$100,589,129	$1,557,544	$65,360,197	$14,907,170	$691,878,308	$3,819,832	$7,429,543	$20,895,081	$906,436,804

Accumulated depreciation and impairment

Balance on January 1, 2014	$—	$(1,104,399)	$(21,571,531)	$(11,275,315)	$(559,239,106)	$(1,669,138)	$(5,538,577)	$—	$(600,398,066)
Depreciation Expenses	—	(53,421)	(1,190,680)	(1,426,803)	(27,450,039)	(597,752)	(559,420)	—	(31,278,115)
Disposal	—	12,397	9,916	1,790,918	19,175,721	75,596	382,820	—	21,447,368
Other	—	(11)	32,817	(32,932)	18,185	(12,511)	(7,136)	—	(1,588)

Balance on December 31, 2014	$—	$(1,145,434)	$(22,719,478)	$(10,944,132)	$(567,495,239)	$(2,203,805)	$(5,722,313)	$—	$(610,230,401)

Balance on January 1, 2014, net	$100,386,480	$442,507	$43,911,661	$4,303,450	$120,870,491	$2,070,969	$1,732,148	$22,841,104	$296,558,810

Balance on December 31, 2014, net	$100,589,129	$412,110	$42,640,719	$3,963,038	$124,383,069	$1,616,027	$1,707,230	$20,895,081	$296,206,403

Since there is no impairment indication for property, plant and equipment, the Company did not recognize any impairment loss for the years ended December 31, 2014.

The Company performed the impairment assessment of telecommunications equipment and miscellaneous equipment and recorded an impairment loss $253,085 thousand for the years ended December 31, 2013.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	4-10 years
Computer equipment	5-6 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

16.	INVESTMENT PROPERTIES

Investment Properties

Cost

Balance on January 1, 2013 and December 31, 2013	$8,561,743

Accumulated depreciation and impairment

Balance on January 1, 2013	$(1,462,299)
Depreciation expense	(13,780)
Reversal of impairment losses	245,708

Balance on December 31, 2013	$(1,230,371)

Balance on January 1, 2013, net	$7,099,444

Balance on December 31, 2013, net	$7,331,372

Cost

Balance on January 1, 2014	$8,561,743
Reclassification	246,533

Balance on December 31, 2014	$8,808,276

Accumulated depreciation and impairment

Balance on January 1, 2014	$(1,230,371)
Depreciation expense	(14,107)
Reclassification	(17,719)

Balance on December 31, 2014	$(1,262,197)

Balance on January 1, 2014, net	$7,331,372

Balance on December 31, 2014, net	$7,546,079

Based on the appraisal reports, the fair value associated with certain properties increased during 2013 and therefore the Company reversed a portion of previously recognized impairment losses amounting to $245,708 thousand for the year ended December 31, 2013.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair value of the Company’s investment properties as of December 31, 2014 and 2013 was determined by reference to the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2014	2013

Fair value	$16,939,399	$15,800,499

Overall capital interest rate	1.54%-2.36%	1.46%-2.20%
Profit margin ratio	10%-20%	12%-20%
Discount rate	1.36%	1.36%
Capitalization rate	0.44%-1.65%	0.68%-2.02%

All of the Company’s investment properties are held under freehold interest.

17.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Others	Total
Cost

Balance on January 1, 2013	$10,179,000	$1,921,128	$4,906	$12,105,034
Additions-acquired separately	39,075,000	794,464	852	39,870,316
Disposal	—	(223,296)	—	(223,296)

Balance on December 31, 2013	$49,254,000	$2,492,296	$5,758	$51,752,054

Accumulated amortization and impairment

Balance on January 1, 2013	$(5,687,347)	$(946,124)	$(2,454)	$(6,635,925)
Amortization expenses	(748,609)	(450,628)	(690)	(1,199,927)
Disposal	—	223,296	—	223,296

Balance on December 31, 2013	$(6,435,956)	$(1,173,456)	$(3,144)	$(7,612,556)

Balance on January 1, 2013, net	$4,491,653	$975,004	$2,452	$5,469,109

Balance on December 31, 2013, net	$42,818,044	$1,318,840	$2,614	$44,139,498

Cost

Balance on January 1, 2014	$49,254,000	$2,492,296	$5,758	$51,752,054
Additions-acquired separately	—	566,057	992	567,049
Disposal	—	(55,895)	(29)	(55,924)

Balance on December 31, 2014	$49,254,000	$3,002,458	$6,721	$52,263,179

(Continued)

	3G and 4G Concession	Computer Software	Others	Total

Accumulated amortization and impairment

Balance on January 1, 2014	$(6,435,956)	$(1,173,456)	$(3,144)	$(7,612,556)
Amortization expenses	(1,667,877)	(520,682)	(741)	(2,189,300)
Disposal	—	55,895	29	55,924

Balance on December 31, 2014	$(8,103,833)	$(1,638,243)	$(3,856)	$(9,745,932)

Balance on January 1, 2014, net	$42,818,044	$1,318,840	$2,614	$44,139,498

Balance on December 31, 2014, net	$41,150,167	$1,364,215	$2,865	$42,517,247

(Concluded)

For long-term business development, the Company participated in mobile broadband license (4G license) bidding process announced by NCC and obtained certain spectrums. The Company paid the 4G concession fee amounting to $39,075,000 thousand in November 2013.

Except for goodwill, the amortization expense is computed using the straight-line method over the following estimated service lives:

The concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.

The computer software is amortized using the straight-line method over the estimated useful lives of 2 to 10 years.

Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years.

18.	OTHER ASSETS

	December 31
	2014	2013

Spare parts	$2,977,585	$3,008,145
Refundable deposits	2,569,689	2,096,799
Other financial assets	1,000,000	1,000,000
Others	1,933,241	2,191,147

	$8,480,515	$8,296,091

Current
Spare parts	$2,977,585	$3,008,145
Others	97,491	591,968

	$3,075,076	$3,600,113

(Continued)

	December 31
	2014	2013

Non-current
Refundable deposits	$2,569,689	$2,096,799
Other financial assets	1,000,000	1,000,000
Others	1,835,750	1,599,179

	$5,405,439	$4,695,978

(Concluded)

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund would be returned proportionately after the project was completed.

19.	HEDGING DERIVATIVE LIABILITIES

	December 31
	2014	2013

Cash flow hedge - forward exchange contracts	$283	$—

The Company’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers, and entered into foreign exchange forward contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those foreign exchange forward contracts were designated as cash flow hedges. For the years ended December 31, 2014 and 2013, losses arising from changes in fair value of the hedged items recognized in other comprehensive income was $283 thousand. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

The outstanding foreign exchange forward contracts at the balance sheet date were as follows:

	Currency	Maturity Period	Contract Amount (Thousands)

December 31, 2014

Forward exchange contracts - buy	EUR/NT$	March 2015	EUR2,341/NT$	90,509

The Company did not have outstanding hedge accounting forward exchange contracts as of December 31, 2013.

Losses arising from the hedging derivative instruments reclassified from equity to initial cost of the non-financial asset in 2014 were $18,435 thousand.

20.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2014	2013

Trade notes and accounts payable	$14,753,882	$12,326,921

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

21.	OTHER PAYABLES

	December 31
	2014	2013

Accrued salary and compensation	$8,335,468	$9,326,187
Payables to contractors	2,628,892	2,732,518
Accrued franchise fees	1,585,174	2,009,009
Accrual amounts for bonuses to employees and remuneration to directors and supervisors	1,549,291	777,931
Amounts collected for others	1,304,538	1,295,689
Accrued maintenance costs	1,160,298	1,788,692
Payables to equipment suppliers	867,694	990,655
Others	4,916,074	5,735,557

	$22,347,429	$24,656,238

22.	PROVISIONS

	December 31
	2014	2013

Warranties	$39,296	$72,930
Employee benefits	55,569	47,265
Others	4,832	4,046

	$99,697	$124,241

Current	$7,037	$778
Noncurrent	92,660	123,463

	$99,697	$124,241

	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2013	$112,242	$41,949	$2,960	$157,151
Additional provisions recognized	21,591	5,316	1,252	28,159
Used during the period	(60,903)	—	(166)	(61,069)

Balance on December 31, 2013	$72,930	$47,265	$4,046	$124,241

(Continued)

	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2014	$72,930	$47,265	$4,046	$124,241
Additional provisions recognized	8,364	8,304	790	17,458
Used during the period	(41,694)	—	(4)	(41,698)
Reversing un-usage balances	(304)	—	—	(304)

Balance on December 31, 2014	$39,296	$55,569	$4,832	$99,697

(Concluded)

a.	The provision for warranty claims represents the present values of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service leave entitlements accrued.

23.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards, as of December 31, 2014 amounting to $1,021,529 thousand.

24.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, the Company make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	Defined benefit plans

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, the Company transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, the Company was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. The Company contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2014	2013

Discount rates	2.00%	2.00%
Expected return on plan assets	2.00%	2.00%
Expected rates of salary increase	1.00%	1.00%

The expected rate of return was based on historical return trends and analysts’ predictions of the market where the plan assets located over the life of the related obligation, by reference to the aforementioned use of the plan assets and the impact of the related minimum return.

Amounts recognized in profit or loss in respect of these defined benefit plans were as follows:

	Year Ended December 31
	2014	2013

Current service cost	$2,917,733	$2,900,976
Interest cost	504,572	344,027
Expected return on plan assets	(412,350)	(293,851)
Past service cost	(3,967)	(4,023)
Settlement	74,758	—

	$3,080,746	$2,947,129

An analysis by function
Operating cost	$1,848,582	$1,762,038
Marketing expenses	881,145	850,214
Administration expenses	169,134	162,128
Research and development expenses	106,100	100,401

	$3,004,961	$2,874,781

Actuarial losses recognized in other comprehensive income for the years ended December 31, 2014 and 2013 was $407,569 thousand (which was actuarial losses amounting to $491,047 thousand, net of the income tax effect $83,478 thousand) and $514,643 thousand (which was actuarial losses amounting to $620,052 thousand net of the income tax effect of $105,409 thousand), respectively. The cumulative amount of actuarial losses recognized in other comprehensive income as of December 31, 2014 and 2013 was $2,141,780 thousand and $1,734,211 thousand, respectively.

The amount included in the balance sheet arising from the Company’s obligation in respect of its defined benefit plans was as follows:

	December 31
	2014	2013
Present value of funded defined benefit obligation	$27,704,891	$25,210,943
Fair value of plan assets	(21,304,199)	(19,799,484)

Funded status	6,400,692	5,411,459
Unrecognized past service cost	24,755	29,632

Accrued pension liabilities	$6,425,447	$5,441,091

Movements in the present value of the defined benefit obligations were as follows:

	Year Ended December 31
	2014	2013

Balance, beginning of the year	$25,210,943	$21,858,179
Current service cost	2,917,733	2,900,976
Interest cost	504,572	344,027
Actuarial losses	543,028	846,466
Benefits paid	(553,141)	(738,705)
Settlement	(918,244)	—

Balance, end of the year	$22,704,891	$25,210,943

Movements in the fair value of the plan assets were as follows:

	Year Ended December 31
	2014	2013

Balance, beginning of the year	$19,799,484	$17,357,351
Expected return on plan assets	412,350	293,851
Actuarial gains	51,981	226,414
Contributions from the employer	2,478,467	2,556,014
Benefits paid from plan assets	(1,438,083)	(634,146)

Balance, end of the year	$21,304,199	$19,799,484

The major categories of plan assets at the end of the reporting period for each category were disclosed based on the information announced by Bureau of Labor Funds, Ministry of Labor:

	Fair Value of Plan Assets (%)
	December 31
	2014	2013

Stock and beneficiary certificates	49.69	44.77
Fixed income investments	28.36	31.58
Cash	19.12	22.86
Others	2.83	0.79

	100.00	100.00

The Company chose to disclose the history of experience adjustments as the amounts determined for each accounting period prospectively from the date of transition to IFRSs (January 1, 2012).

	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012

Present value of defined benefit obligation	$(27,704,891)	$(25,210,943)	$(21,858,179)	$(18,486,559)

Fair value of plan assets	$21,304,199	$19,799,484	$17,357,351	$15,593,472

Deficit	$(6,400,692)	$(5,411,459)	$(4,500,828)	$(2,893,087)

Experience adjustments on plan liabilities	$(543,028)	$(1,704,252)	$(573,091)	$—

Experience adjustments on plan assets	$51,981	$59,586	$90,660	$—

The Company expects to make a contribution $2,503,252 thousand to the defined benefits plans during the annual period beginning after 2014.

25.	EQUITY

a.	Share capital

1)	Common stock

	December 31
	2014	2013

Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of shares issued and collected proceeds (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

The issued common stock has a par value of $10 per share and entitles the holder the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing the Company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of the Company, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2014, the outstanding ADSs were 246,652 thousand common shares, which equaled 24,665 thousand units and represented 3.18% of the Company’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Addition paid-in capital

The adjustment of capital surplus for the years ended December 31, 2014 and 2013 were as follows:

	Share Premium	Movements of Paid-in Capital for Subsidiaries, Associates and Jointly Controlled Entities Accounted for Using Equity Method	Movements of Paid-in Capital Arising from Changes in Equities of Subsidiaries	Donated Capital	Stockholders’ Contribution Due to Privatization	Total

Balance on January 1, 2013	$169,491,289	$—	$4,893	$13,170	$20,648,078	$190,162,430
Cash distributed from additional paid-in capital	(5,589,240)	—	—	—	—	(5,589,240)
Change in additional paid-in capital from investments in associates and jointly controlled entities accounted for using equity method	—	41,973	—	—	—	41,973
Disposal of investments accounted for using equity method	—	(577)	—	—	—	(577)
Exercise of employee stock option of subsidiaries	—	—	5,498	—	—	5,498
Employee stock bonus issued by a subsidiary	—	—	(19)	—	—	(19)

Balance on December 31, 2013	$163,907,049	$41,396	$10,372	$13,170	$20,648,078	$184,620,065

Balance on January 1, 2014	$163,907,049	$41,396	$10,372	$13,170	$20,648,078	$184,620,065
Cash distributed from additional paid-in capital	(16,577,633)	—	—	—	—	(16,577,663)
Change in additional paid-in capital from investments in associates and jointly controlled entities accounted for using equity method	—	2,252	—	—	—	2,252
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	2,988	—	—	2,988
Employee stock bonus issued by a subsidiary	—	—	293	—	—	293

Balance on December 31, 2014	$147,329,386	$43,648	$13,653	$13,170	$20,648,078	$168,047,935

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from shares issued in excess of par and donations may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of the Company’s paid-in capital.

Additional paid-in capital from investments accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with the Company’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the years ended December 31, 2014 and 2013, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with the Company’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of the Company.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate. If the shareholders’ meeting approved to distribute the employee bonus as stocks, the share number of the stock bonus were determined by the amount of bonus divided by the fair value of the common stocks which was the closing market prices one day before shareholders’ meeting after taking into account the effects of ex-rights and ex-dividends.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of earnings for 2013 and 2012 had been approved in the stockholders’ meetings on June 24, 2014 and June 25, 2013 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2013	For Fiscal Year 2012	For Fiscal Year 2013	For Fiscal Year 2012

Legal reserve	$2,074,342	$3,990,397
Special reserve	144,005	—
Cash dividends	18,525,558	35,913,099	$2.39	$4.63

The stockholders of the Company resolved to distribute cash $2.14 per share and the total amount of $16,577,663 thousand from additional paid-in capital on June 24, 2014.

The stockholders of the Company resolved to distribute cash $0.72 per share and the total amount of $5,589,240 thousand from additional paid-in capital on June 25, 2013.

The bonuses to the employees and remuneration to the directors and supervisors for 2013 and 2012 approved in the stockholders’ meetings on June 24, 2014 and June 25, 2013 were as follows:

	2013	2012
	Cash Bonus	Cash Bonus

Bonus to employees	$758,627	$1,533,082
Remuneration of directors and supervisors	19,304	37,484

The appropriations of earnings for 2012 were proposed according to the Company’s financial statements for the year ended December 31, 2012, which were prepared in accordance with the pre-revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the Generally Accepted Accounting Standard in the Republic of China (“ROC GAAP”), and by reference to the balance sheet for the year ended December 31, 2012, which was prepared in accordance with the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers (revised).

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The appropriations of earnings for 2014 had been proposed by the Company’s board of directors on February 13, 2015. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Legal reserve	$680,743
Reversal of special reserve	(144,005)
Cash dividends	37,673,263	$4.86

The appropriations of earnings, the bonus to employees, and the remuneration to directors and supervisors for 2014 are subject to the resolution of the shareholders’ meeting to be held on June 26, 2015.

Information of the appropriation of the Company’s earnings, employees bonuses and remuneration to directors and supervisors proposed by the board of directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Special reserves to be recognized under Rule No. 1010012865 issued by the FSC from the date of transition to Taiwan-IFRSs (January 1, 2012).

The adjustments of Taiwan-IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2014	2013

Beginning balance	$(149,747)	$257,991
Unrealized gain (loss) on available-for-sale financial assets	935,859	(609,585)
Amount reclassified from equity to profit or loss on disposal	—	157,358
Share of unrealized gain (loss) on AFS of subsidiaries, associates and jointly controlled entities accounted for using equity method	(46,124)	44,489

Ending balance	$739,988	$(149,747)

26.	REVENUE

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information is discussed in Note 38.

27.	NET PROFIT (LOSS)

a.	Other income and expenses

	Year Ended December 31
	2014	2013

Gain on disposal of property, plant and equipment	$70,794	$152,995
Impairment loss on property, plant and equipment	—	(253,085)
Reversal gain on investment properties	—	245,708

	$70,794	$145,618

b.	Other income

	Year Ended December 31
	2014	2013

Income from Piping Fund	$200,000	$—
Dividends income	67,441	69,723
Others	123,548	141,913

	$390,989	$211,636

c.	Other gains and losses

	Year Ended December 31
	2014	2013

Net foreign currency exchange gains (losses)	$182,547	$(102,402)
Gain on disposal of financial instruments, net	—	73,042
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	—	(767)
Loss arising from derivatives as designated hedging instruments in fair value hedges, net	—	(93,145)
Gain arising from adjustments for hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship, net	—	93,145
Impairment losses on Investments accounted for using equity method	—	(18,055)
Others	(67,306)	(40,969)

	$115,241	$(89,151)

d.	Impairment loss on financial instruments

	Year Ended December 31
	2014	2013

Notes and accounts receivable	$277,975	$235,906

Other receivables	$33,306	$13,890

e.	Impairment loss (reversal gain) on non-finacial assets

	Year Ended December 31
	2014	2013

Inventories	$234,765	$184,032

Property, plant and equipment	$—	$253,085

Investment properties	$—	$(245,708)

Investments accounted for using equity method	$—	$18,055

f.	Depreciation and amortization expenses

	Year Ended December 31
	2014	2013

Property, plant and equipment	$31,278,115	$30,462,192
Investment properties	14,107	13,780
Intangible assets	2,189,300	1,199,927

Total depreciation and amortization expenses	$33,481,522	$31,675,899

Depreciation expenses summarized by functions
Operating costs	$29,379,313	$28,557,452
Operating expenses	1,912,909	1,918,520

	$31,292,222	$30,475,972

Amortization expenses summarized by functions
Operating costs	$1,910,199	$980,460
Operating expenses	279,101	219,467

	$2,189,300	$1,199,927

g.	Employee benefit expenses

	Year Ended December 31
	2014	2013

Post-employment benefit
Defined contribution plans	$204,694	$190,952
Defined benefit plans	3,004,961	2,874,781

	3,209,655	3,065,733

Other employee benefit
Salaries	20,834,944	21,107,936
Insurance	2,132,037	2,108,569
Others	14,550,915	14,019,737

	37,517,896	37,236,242

Total employee benefit expenses	$40,727,551	$40,301,975

Summary by functions
Operating costs	$24,050,794	$23,745,231
Operating expenses	16,676,757	16,556,744

	$40,727,551	$40,301,975

As of December 31, 2014 and 2013, the Company had 23,535 and 24,222 employees, respectively.

28.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense are as follows:

	Year Ended December 31
	2014	2013

Current tax
Current tax expenses recognized for the current period	$7,229,587	$7,692,365
Income tax expenses of unappropriated earnings	12	48
Income tax adjustments on prior years	10,158	117,643
Others	13,586	20,206

	7,253,343	7,830,262
Deferred tax
Deferred tax expenses recognized for the current period	(83,369)	(9,253)

Income tax recognized in profit or loss	$7,169,974	$7,821,009

Reconciliation of accounting profit and income tax expense is as follows:

	Year Ended December 31
	2014	2013

Profit before tax	$45,786,150	$47,536,702

Income tax expense calculated at the statutory rate (17%)	$7,783,646	$8,081,239
Nondeductible revenues and expenses in determining taxable income	44,090	(21,739)
Unrecognized deductible temporary differences	(67,260)	67,260
Tax-exempt income	(302,055)	(210,913)
Income tax on unappropriated earnings	12	48
Investment credits	(312,203)	(232,735)
Adjustments of tax expense on prior years	10,158	117,643
Others	13,586	20,206

Income tax expense recognized in profit or loss	$7,169,974	$7,821,009

The applicable tax rate used above is the corporate tax rate of 17% payable by the Company subject to the Income Tax Law of the Republic of China.

As the status of appropriations of earnings in 2015 is uncertain, the potential income tax consequences of 2014 unappropriated earnings cannot be reliably determinable.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2014	2013

Deferred tax
Actuarial gains and losses arising from defined benefit plan	$(83,478)	$(105,409)

c.	Current tax liabilities

	December 31
	2014	2013

Current tax liabilities
Income tax payable	$3,265,300	$3,807,043

d.	Deferred tax assets and liabilities

The movements of deferred tax assets and deferred tax liabilities were as follows:

For the year ended December 31, 2014

Deferred Tax Assets	January 1, 2014	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014

Temporary differences
Defined benefit obligation	$924,986	$83,862	$83,478	$1,092,326
Deferred revenue	187,125	(31,511)	—	155,614
Allowance for doubtful receivables over quota	—	113,439	—	113,439
Impairment loss on property, plant and equipment	58,647	(27,438)	—	31,209
Accrued award credits liabilities	20,823	7,608	—	28,431
Valuation loss on inventory	20,147	(11,737)	—	8,410
Estimated warranty liabilities	12,398	(5,718)	—	6,680
Unrealized foreign exchange loss (gain), net	10,759	(10,759)	—	—
Others	146	(146)	—	—

	$1,235,031	$117,600	$83,478	$1,436,109

Deferred Tax Liabilities	January 1, 2014	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014

Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Unrealized foreign exchange gain (loss), net	—	29,215	—	29,215
Others	—	5,016	—	5,016

	$94,986	$34,231	$—	$129,217

For the year ended December 31, 2013

Deferred Tax Assets	January 1, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013

Temporary differences
Defined benefit obligation	$770,862	$48,715	$105,409	$924,986
Deferred revenue	232,235	(45,110)	—	187,125
Impairment loss on property, plant and equipment	58,173	474	—	58,647
Accrued award credits liabilities	12,032	8,791	—	20,823
Valuation loss on inventory	10,119	10,028	—	20,147
Estimated warranty liabilities	19,081	(6,683)	—	12,398
Unrealized foreign exchange loss (gain), net	18,110	(7,351)	—	10,759
Others	(113)	259	—	146

	$1,120,499	$9,123	$105,409	$1,235,031

Deferred Tax Liabilities	January 1, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013

Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Others	130	(130)	—	—

	$95,116	$(130)	$—	$94,986

e.	Deductible temporary differences for which no deferred tax assets have been recognized in the balance sheets

	December 31
	2014	2013
Deductible temporary differences	$—	$67,260

f.	The related information under the Integrated Income Tax System is as follows:

Undistributed earnings information

All the Company’s earnings generated prior to June 30, 1998 have been appropriated.

Imputation credit account

	December 31
	2014	2013
Balance of Imputation Credit Account (“ICA”)	$7,845,495	$4,101,984

The creditable ratio for distribution of earnings of 2014 and 2013 was 20.48% (expected ratio) and 20.48%, respectively.

g.	Income tax examinations

The Company’s income tax returns have been examined by the tax authorities through 2012.

29.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2014	2013

Net income used to compute the basic earnings per share	$38,616,176	$39,715,693
Assumed conversion of all dilutive potential common stock
Employee stock options and bonus of subsidiaries	(386)	(2,560)

Net income used to compute the diluted earnings per share	$38,615,790	$39,713,133

Weighted Average Number of Common Stock

(Thousand Shares)

	Year Ended December 31
	2014	2013

Weighted average number of common stock used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stock
Employee bonus	12,339	12,459

Weighted average number of common stock used to compute the diluted earnings per share	7,769,786	7,769,906

If the Company may settle the employee bonus in shares or cash at the entity’s option, the entity shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

30.	NON-CASH TRANSACTIONS

For the years ended December 31, 2014 and 2013, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2014	2013

Aquisitions in property, plant and equipment	$31,208,110	$35,764,602
Other payables	474,184	(278,175)

	$31,682,294	$35,486,427

31.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 34 to the financial statement, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2014	2013

Within one year	$2,955,821	$2,903,782
Longer than one year but within five years	5,174,956	5,395,573
Longer than five years	1,475,793	1,666,413

	$9,606,570	$9,965,768

b.	The Company as lessor

The Company lease out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2014	2013

Within one year	$437,542	$374,899
Longer than one year but within five years	533,129	738,881
Longer than five years	395,675	165,260

	$1,366,346	$1,279,040

32.	CAPITAL MANAGEMENT

The Company manages its capital to ensure to be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Company consists of its own debt and the equity.

The Company is required to maintain minimum paid-in capital amounts as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, and proceeding from new debt or repayment of debt.

33.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2014	2013

Financial assets

Held-to-maturity financial assets	$7,484,269	$11,765,847
Loans and receivables (Note a)	50,050,116	40,664,771
Available-for-sale financial assets (Note b)	6,043,781	5,157,955

Financial liabilities

Hedge derivative financial liabilities	283	—
Measured at amortized cost (Note c)	35,931,161	35,667,150

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other financial assets and refundable deposits (classified as other assets) which were loans and receivables.
Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.
Note c:	The balances included trade notes and accounts payable, payables to related parties, certain other payables and customer’s deposits which were financial liabilities carried at amortized cost.

Fair Value Information

a.	Financial instruments that are not measured at fair value

Except for what disclosed in the following table, the fair values of financial instruments not measured at fair value are considered approximately to their carrying amounts or the fair values cannot be reliable estimated:

	December 31
	2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Held-to-maturity investments	$7,484,269	$7,515,530	$11,765,847	$11,807,972

b.	Financial instruments measured at fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

1)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

2)	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

December 31, 2014

	Level 1	Level 2	Level 3	Total

Available-for-sale financial assets
Domestic listed securities
Equity investments	$3,822,521	$—	$—	$3,822,521

Hedging derivative financial liabilities
Derivative financial liabilities	$—	$283	$—	$283

December 31, 2013

	Level 1	Level 2	Level 3	Total

Available-for-sale financial assets
Domestic listed securities
Equity investments	$2,886,662	$—	$—	$2,886,662

There were no transfers between Level 1 and 2 for the years ended December 31, 2014 and 2013.

c.	Valuation techniques and assumptions applied for the purposes of measuring fair value.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices.

2)	Forward exchange contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts. Where such prices are not available, the value of the forward exchange contracts were calculated based on the forward exchange rate on the maturity date quoted by the financial institutions seperately. Estimates and assumptions used in valuation techniques are consistent with the information used by market participants in determining the prices of financial instruments.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable and accounts payables. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is audited by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the board of directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31
	2014	2013

Assets
USD	$5,163,948	$4,125,786
EUR	16,579	5,385
SGD	72,882	121,017
Liabilities
USD	5,074,225	3,451,868
EUR	763,499	1,297,617

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	December 31
	2014	2013

Liabilities
EUR	$283	$—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2014	2013

Profit or loss
Monetary assets and liabilities (a)
USD	$4,486	$33,696
EUR	(37,346)	(64,612)
SGD	3,545	6,027
Equity
Derivatives (b)
EUR	(4,502)	—

a)	This is mainly attributable to the exposure to the outstanding foreign currency denominated receivables and payables of the Company at the end of the reporting period.

b)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be a comparable impact on the pre-tax profit or equity, and the balances above would be negative.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	December 31
	2014	2013

Fair value interest rate risk
Financial assets	$18,683,143	$4,135,814
Cash flow interest rate risk
Financial assets	2,869,466	8,492,215

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax profit would increase/decrease by $7,174 thousand and $21,231 thousand for the years ended December 31, 2014 and 2013, respectively. This is mainly attributable to the Company’s exposure to floating rates on its financial instruments.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $191,126 thousand and $144,333 thousand as a result of the changes in fair value of available-for-sale assets for the years ended December 31, 2014 and 2013, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheets as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2014

Non-derivative financial liabilities
Non-interest bearing	—	$39,568,423	$—	$1,549,291	$4,698,206	$45,815,920

December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$40,183,645	$—	$777,931	$4,809,692	$45,771,268

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and outflows on derivative instruments that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2014

Gross settled

Forward exchange contracts
Inflow	$—	$90,226	$—	$—	$90,226
Outflow	—	90,509	—	—	90,509

	$—	$(283)	$—	$—	$(283)

The Company did not have any outstanding forward exchange contracts as of December 31, 2013.

2)	Financing facilities

	December 31
	2014	2013
Unsecured bank loan facility
Amount used	$—	$—
Amount unused	30,500,000	5,000,000

	$30,500,000	$5,000,000

34.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of the Company’s customers held significant equity interest in the Company. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because the ROC government has significant influence over the Company. The Company believes that all revenues and costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary

(Continued)

Company	Relationship

New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Subsidiary
Chunghwa Sochamp Technology Inc. (“CHST”)	Subsidiary
Smartfun Digital Co., Ltd. (“SFD”)	Subsidiary
Honghwa International Co., Ltd. (“HHI”)	Subsidiary
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SIS
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CIHC
Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Subsidiary of CHPT
CHPT Japan Co., Ltd. (“CHPT (JP)”)	Subsidiary of CHPT
Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Subsidiary of CHPT
Shanghai Taihua Electronic Technology Limited (“STET”)	Subsidiary of CHPT
Chunghwa Hsingta Company Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Subsidiary of CHC
Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Subsidiary of CHC
Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Subsidiary of CHC
Senao Trading (Fujian) Co., Ltd. (“STF”)	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Subsidiary of SIHK
Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Subsidiary of SIHK
Ceylon Innovation Co., Ltd. (“CEI”)	Subsidiary of SHE
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Associate
So-net Entertainment Taiwan Limited (“So-net”)	Associate
Skysoft Co., Ltd. (“SKYSOFT”)	Associate
KingWaytek Technology Co., Ltd. (“KWT”)	Associate
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Associate
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	Associate
International Integrated System, Inc. (“IISI”)	Associate
Taiwan International Ports Logistics Co., Ltd. (“TIPL”)	Associate
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Associate of COI
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Associate of CHTS
Huada Digital Corporation (“HDD”)	Jointly controlled entity
Chunghwa Benefit One Co., Ltd. (“CBO”)	Jointly controlled entity
Other related parties	Equity-method investee
Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by the Company exceeds one third of its total funds

(Concluded)

b.	Details of transactions between the Company and related parties are disclosed below.

1)	Operating transactions

	Revenues
	Year Ended December 31
	2014	2013

Subsidiaries	$1,522,705	$1,031,884

Associates	$313,959	$353,547

Jointly controlled entities	$6,751	$3,963

Others	$3,329	$3,366

	Purchases
	Year Ended December 31
	2014	2013

Subsidiaries	$15,714,426	$14,524,426

Associates	$1,324,033	$1,167,276

Jointly controlled entities	$34,393	$571

Others	$45,003	$44,854

2)	Non-operating transactions

	Year Ended December 31
	2014	2013

Subsidiaries	$1,218	$3,316

Associates	$—	$363

Others	$15	$8

3)	Receivables

	December 31
	2014	2013

Subsidiaries	$634,066	$629,515
Associates	60,024	47,354
Jointly controlled entities	80	1

	$694,170	$676,870

4)	Payables

	December 31
	2014	2013

Subsidiaries	$3,632,119	$3,464,212
Associates	384,272	514,205
Jointly controlled entities	12	—

	$4,016,403	$3,978,417

5)	Customers’ deposits

	December 31
	2014	2013

Subsidiaries	$23,717	$26,516

Associates	$9,419	$8,537

Others	$247	$247

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2014	2013

Subsidiaries	$791,602	$1,215,353

Associates	$521,360	$1,226,073

The above amount is mainly attributable to information and telecommunication equipment bought from CHSI and TISE.

7)	Prepayments

The Company entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2014 was $416,114 thousand, which consisted of an offsetting credit of the prepayment of $199,159 thousand and an additional accrual of $216,925 thousand. The prepayment was $2,367,613 thousand (classified as prepaid rents - current $204,398 thousand, and prepaid rents - noncurrent $2,163,215 thousand) as of December 31, 2014.

The Company sold the land with a carrying value of $936,016 thousand to LED at the price of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions. Gain on disposal of land $2,408 thousand and $62,800 thousand were recognized in 2014 and 2013, respectively. The unrealized gain on disposal of land amounted to $83,859 thousand (classified as other noncurrent liabilities) as of December 31, 2014.

The transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended December 31
	2014	2013

Short-term benefits	$68,654	$83,103
Post-employment benefits	5,803	6,537

	$74,457	$89,640

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $2,183,929 thousand as of December 31, 2014.

b.	Acquisitions of telecommunications equipment of $16,743,773 thousand as of December 31, 2014.

c.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

36.	EXCHANGE RATE INFORMATION OF FOREIGN FINANCIAL ASSETS AND LIABILITIES

The significant information of foreign-currency financial assets and liabilities as below:

	December 31, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$2,617	31.65	$82,833
EUR	344	38.47	13,221
SGD	3,044	23.94	72,882
Accounts receivable
USD	160,541	31.65	5,081,115
EUR	87	38.47	3,358
Non-monetary items
Investments accounted for using equity method
USD	28,968	31.65	916,846
HKD	384,970	4.08	1,570,679
JPY	115,770	0.265	30,679
VND	290,572,727	0.00143	415,519
RMB	55,218	5.09	280,813

Financial liabilities

Monetary items
Accounts payable
USD	160,323	31.65	5,074,225
EUR	19,847	38.47	763,499

	December 31, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$4,756	29.81	$141,747
EUR	96	41.09	3,947
SGD	5,132	23.58	121,017
Accounts receivable
USD	133,671	29.81	3,984,039
EUR	35	41.09	1,438
Non-monetary items
Investments accounted for using equity method
USD	28,369	29.81	834,746
HKD	400,767	3.84	1,540,147
JPY	88,706	0.28	25,184
VND	265,159,854	0.00137	363,268
RMB	53,848	4.90	264,015

Financial liabilities

Monetary items
Accounts payable
USD	115,815	29.81	3,451,868
EUR	31,580	41.09	1,297,617

37.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates and jointly controlled entity): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: Please see Table 5.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 6.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 7.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 8.

j.	Financial transactions: Please see Notes 19 and 33.

k.	Investment in Mainland China: Please see Table 9.

38.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocate resources and assess segment performance. The Company’s measure of segment performance is mainly based on revenues and income before tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-Telecom services, and the corporate related items not allocated to reportable segments.

There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Year ended December 31, 2014

Revenue
From external customers	$72,431,221	$82,038,766	$24,821,544	$14,483,118	$293,732	$194,068,381
Intersegment revenues	19,358,122	5,201,641	4,557,519	2,129,767	11,661	31,258,710

Segment revenues	$91,789,343	$87,240,407	$29,379,063	$16,612,885	$305,393	225,327,091

Intersegment elimination						(31,258,710)

Revenues						$194,068,381

Segment income before income tax	$19,535,157	$18,919,647	$9,191,389	$226,442	$(2,086,485)	$45,786,150

Year ended December 31, 2013

Revenue
From external customers	$73,782,649	$80,564,921	$24,365,669	$15,182,326	$276,952	$194,172,517
Intersegment revenues	18,164,187	5,589,453	4,208,849	1,913,886	10,980	29,887,355

Segment revenues	$91,946,836	$86,154,374	$28,574,518	$17,096,212	$287,932	224,059,872

Intersegment elimination						(29,887,355)

Revenues						$194,172,517

Segment income before income tax	$17,338,606	$22,124,403	$9,223,907	$907,436	$(2,057,650)	$47,536,702

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as following:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Year ended December 31, 2014

Interest revenue	$24,079	$169	$3,486	$1,631	$225,271	$254,636

Interest expense	$—	$—	$—	$—	$6,268	$6,268

Depreciation and amortization	$18,540,170	$9,644,394	$3,278,772	$1,705,011	$313,175	$33,481,522

Capital expenditure	$16,164,526	$9,472,148	$4,371,471	$1,371,741	$302,408	$31,682,294

Year ended December 31, 2013

Interest revenue	$11,817	$129	$3,187	$1,522	$521,777	$538,432

Interest expense	$1,432	$—	$—	$—	$1,869	$3,301

Depreciation and amortization	$19,005,060	$7,932,709	$2,989,516	$1,480,698	$267,916	$31,675,899

Capital expenditure	$20,390,870	$8,946,608	$4,534,700	$1,148,952	$465,297	$35,486,427

Main Products and Service Revenues from External Customer Information

	Year Ended December 31
	2014	2013

Mobile services revenue	$77,349,514	$76,617,865
Local telephone and domestic long distance telephone services revenue	38,914,299	41,287,549
Broadband access and domestic leased line services revenue	23,744,561	24,248,673
Internet services revenue	17,310,688	17,244,341
International network and leased telephone services revenue	11,700,763	12,481,276
Others	25,048,556	22,292,813

	$194,068,381	$194,172,517

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2014	2013

Taiwan, R.O.C.	$186,357,991	$186,960,000
Overseas	7,710,390	7,212,517

	$194,068,381	$194,172,517

The Company does not have material non-current assets in foreign operations as of December 31, 2014.

Major Customers

The Company did not have any single customer whose revenue exceeded 10% of the total revenue.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorse- ment/ Guarantee Colla- teralized by Properties	Ratio of Accumulated Endorse- ment/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorse- ment/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Sub- sidiaries	Endorsement/ Guarantee Given by Sub- sidiaries on Behalf of Parent	Endorse- ment/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$—	$1,371,150	$—	$—	$—	—	$—	Yes	No	No

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.
b.	Majority owned subsidiary.
c.	The Company and subsidiary owns over 50% ownership of the investee company.
d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e.	Guaranteed by the Company according to the construction contract.
f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927	$1,789,530	12	$—	—
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—	202,464	4	—	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	9,461	94,608	17	—	—
	Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617	77,018	3	—	—
	iD Branding Ventures	—	Financial assets carried at cost - noncurrent	2,625	26,250	8	—	—
	Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000	31,390	2	—	—
	CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000	—	18	—	—
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765	—	10	—	—
	Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200	—	7	—	—
	China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	3,822,521	5	3,822,521	Note 2

	Bond
	Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	150,771	—	150,705	Note 3
	Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	100,470	—	100,470	Note 3
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	101,430	—	101,885	Note 3
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	202,917	—	203,770	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	203,690	—	204,504	Note 3
	Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	204,453	—	204,811	Note 3
	China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	100,882	—	101,640	Note 3
	China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	151,555	—	152,461	Note 3
	FRFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,094	—	100,530	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

	FRFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,032	—	50,265	Note 3
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	150,203	—	150,572	Note 3
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,034	—	50,191	Note 3
	Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	50,015	—	50,162	Note 3
	Taiwan Power Company 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	$100,130	—	$100,458	Note 3
	Taiwan Power Company 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,985	—	100,524	Note 3
	Taiwan Power Company 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	49,992	—	50,262	Note 3
	Taiwan Power Company 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	150,063	—	150,787	Note 3
	NAN YA Company 2nd Unsecured Corporate Bond Issue in 2010	—	Held-to-maturity financial assets	—	25,050	—	25,145	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	200,144	—	200,215	Note 3
	Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	149,964	—	150,655	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,139	—	100,531	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,803	—	301,592	Note 3
	FRFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,854	—	301,477	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,892	—	302,943	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,341	—	100,981	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	300,826	—	303,810	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	100,257	—	101,270	Note 3
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,938	—	150,798	Note 3
	Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,889	—	201,128	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

	Chinese Petroleum Corporation 2nd unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	199,891	—	200,972	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,953	—	99,530	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,982	—	39,812	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,950	—	100,820	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,919	—	201,267	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,960	—	100,633	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,159	—	201,267	Note 3
	TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,895	—	200,808	Note 3
	TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,890	—	201,010	Note 3
	KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,259	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	302,217	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	$150,031	—	$150,432	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,042	—	100,288	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,042	—	100,288	Note 3
	TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	300,392	—	300,523	Note 3
	TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	200,185	—	200,349	Note 3
	TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	100,073	—	100,175	Note 3
	HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	—	Held-to-maturity financial assets	—	200,092	—	200,341	Note 3
	Eximbank 19-2nd unsecured Financial Debenture	—	Held-to-maturity financial assets	—	150,000	—	149,997	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200	12,000	9	—	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374	3,450	10	—	—
	21 Vianet Group, Inc.	—	Available-for-sale financial assets	—	—	—	—	Note 2

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	4,571	73,964	11	—	—
	iD Branding Ventures	—	Financial assets carried at cost - noncurrent	875	8,750	3	—	—
	Uni Display Inc.	—	Financial assets carried at cost - noncurrent	1,712	1,704	1	—	—
	A2 peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990	—	3	—	—
	VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649	18,175	—	—	—
	Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	441	—	8	—	—
	PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	259	53,562	2	53,562	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets - noncurrent	1,242	38,129	3	38,129	Note 2

Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets carries at cost - noncurrent	—	27,441	5	—	—

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment loss; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated impairment loss.
Note 2:	Market value was based on the closing price of December 31, 2014.
Note 3:	Market value of was based on the average trading price on December 31, 2014.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

Chunghwa Telecom Co., Ltd.	Bonds
	NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	$300,000 (Note 2)	—	$—	—	$—	$300,000 (Note 2)	$—	—	$—
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	350,000 (Note 2)	—	—	—	—	350,000 (Note 2)	—	—	—
	Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	600,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	300,000
	Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	—
	HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	—

Senao International Co., Ltd.	Stocks
	Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	59,175	1,750,220	22,000	666,425	—	—	—	—	81,175	2,416,645

Senao International (Samoa) Holding Ltd.	Stocks
	Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	58,440	1,727,221	22,000	666,425	—	—	—	—	80,440	2,393,646

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

Senao International HK Limited	Stocks
	Senao Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	709,528	—	363,642	—	—	—	—	—	1,073,170
	Senao International Trading (Shanghai) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	653,055	—	302,783	—	—	—	—	—	955,838

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	Stated at its nominal amounts.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relation- ships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

Chunghwa Precision Test Tech Co., Ltd.	Land and building	March 6, 2014	$435,000	Paid	Teamyoung Advance Ceramics Co., Ltd.	—	—	—	—	$—	In accordance with land appraisal report	Manufacturing purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD.

DISPOSAL OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Seller	Property	Event Date	Original Acquisition Date	Carrying Amount	Transaction Amount	Collec- tion	Gain (Loss) on Disposal	Counterparty	Relation- ship	Purpose of Disposal	Price Reference	Other Terms

Light Era Development Co., Ltd.	Land and building	August 1, 2014	September 25, 2009	$609,555	$1,214,908	Collected	$605,353	Chung-Hsin Electric & Machinery Mfg. Co., Ltd., Ms. Chen and Mr. Sung	—	In order to create higher value of stockholders’ equity	In accordance with land appraisal report	None

TABLE 6

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 4)		Notes/Accounts Payable or Receivable
			Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$834,238	—	30 days	$—	—	$82,525	—
			Purchase	12,080,197	10	30-90 days			(1,379,747)	(7)
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	899,783	1	30 days	—	—	(810,901)	(4)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	154,781	—	30 days	—	—	48,373	—
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	349,711	—	90 days	—	—	(55,358)	—
	CHIEF Telecom Inc.	Subsidiary	Sales	256,099	—	60 days	—	—	28,844	—
			Purchase	317,687	—	30 days	—	—	(60,086)	—
	Honghwa International Co., Ltd.	Subsidiary	Purchase	1,624,576	1	30 days	—	—	(499,609)	(3)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	471,564	—	30-90 days	—	—	(107,006)	(1)
	So-net Entertainment Taiwan Limited	Associate	Sales	247,376	—	60 days	—	—	17,297	—
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	416,114	—	30 days	—	—	(50,546)	—
	International Integrated System, Inc.	Associate	Purchase	246,407	—	30 days	—	—	(108,657)	(1)
	Skysoft Co., Ltd.	Associate	Purchase	124,253	—	30 days	—	—	(29,391)	—

Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	12,088,243	29	30-90 days	—	—	1,392,086	64
			Purchase	586,307	2	30 days	—	—	(82,314)	(3)
	HopeTech Technologies Limited	Associate	Purchase	334,443	1	30 days	—	—	(13,174)	(1)

CHIEF Telcom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	317,687	20	30 days	—	—	60,086	40
			Purchase	255,476	23	60 days	—	—	(28,117)	(27)

(Continued)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 4)		Notes/Accounts Payable or Receivable
			Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total

Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,885,565	78	30 days	—	—	810,901	88

Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	154,781	25	30 days	—	—	(48,373)	(56)

Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	349,711	59	90 days	—	—	55,358	52

Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,624,576	100	30 days	—	—	499,421	100

Note 1:	Purchase included acquisition of services cost.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$433,448	13.46	$—	—	$370,407	$—

Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,831,373	8.57	—	—	1,315,368	—

Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	810,901	3.63	—	—	473,542	—

Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	499,421	5.11	—	—	166,835	—

Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd	Parent Company	100,711	3.71	—	—	100,711	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 8

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,631,725	$530,810	$141,716	Subsidiary
	Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	4,351,696	564,315	564.540	Subsidiary
	Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,567,453	1,567,453	402,590	100	1,570,679	(61,726)	(61,726)	Subsidiary
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	781,368	169,736	169,736	Subsidiary
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	717,640	41,065	58,150	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	665,287	222,221	156,162	Subsidiary
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	567,677	122,946	109,654	Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	348,089	1	100	280,813	(29,846)	(29,790)	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Honghwa International Co., Ltd.	Taiwan	Telecommunication constructions, telecommunication service agencies and other service	180,000	180,000	18,000	100	221,762	30,334	30,334	Subsidiary
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	183,186	18,953	18,953	Subsidiary
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	148,275	103,027	—	100	137,819	3,609	3,609	Subsidiary
	Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	135,478	9,528	12,347	Subsidiary
	Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	10,277	56	123,523	(7,633)	(3,269)	Subsidiary
	Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	60,769	15,986	10,433	Subsidiary
	Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	30,679	7,818	7,818	Subsidiary
	Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	9,393	(7,410)	(4,926)	Subsidiary
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary (Note 3)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	293,809	27,222	13,976	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	277,700	95,785	28,749	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	237,097	779,810	357,989	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of on-line music, software, electronic information, and advertisement services	67,025	67,025	4,438	30	138,868	140,537	44,132	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	99,525	24,000	7,200	Associate
	KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	3,541	27	89,527	35,028	11,214	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	—	8,000	27	78,981	(3,759)	(1,019)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	48,113	5,400	18	44,492	(30,599)	(5,107)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	30,000	30,000	3,000	13	20,290	(54,155)	(8,818)	Associate
	Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	218,825	(17,358)	(8,679)	Jointly controlled entity
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	—	5,000	50	37,841	(24,319)	(12,159)	Jointly controlled entity

Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	$202,758	$202,758	16,579	34	$750,918	$611,765	$209,040	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	1,750,220	81,175	100	935,270	(601,032)	(600,304)	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	—	2,400	8	22,410	(30,599)	(1,589)	Associate

CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service	2,000	2,000	200	100	1,428	(117)	(117)	Subsidiary
	Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	26,155	4,973	4,973	Subsidiary

Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	20,182	(544)	(544)	Subsidiary

Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	10,000	10,000	—	100	10,432	680	680	Subsidiary

Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business	—	2,793,667	—	—	—	—	—	Subsidiary (Note 5)

Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	558,379	253,538	161,178	Associate

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	212,226	91,875	13,343	48	367,239	196,624	97,085	Subsidiary
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	16,261	(1,146)	(1,146)	Subsidiary
	Panda Monium Company Ltd.	Cayman	The production of animation	20,000	20,000	602	43	—	—	—	Associate
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,000	4	31,752	222,221	8,391	Associate
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,641	530,810	888	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,504	12,504	400	100	14,081	705	705	Subsidiary
	CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	2,008	2,008	600	100	1,689	71	71	Subsidiary
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale electronic materials, electronic materials and general retail investment industry	2,957	2,957	100	100	2,481	(711)	(711)	Subsidiary

Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	348,089	1	100	271,850	(28,375)	(28,375)	Subsidiary
	MeWorks LIMITED (HK)	Hong Kong	Investment	10,000	—	—	20	8,965	(2,476)	(1,471)	Associate

Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International Investment	2,393,646	1,727,221	80,440	100	902,418	(604,114)	(604,114)	Subsidiary
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	21,177	21,177	5,240	45	32,937	6,939	3,123	Associate

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	26,035	26,035	6,520	100	4,872	(1,124)	(1,124)	Subsidiary

Chunghwa International Yellow Pages Co., Ltd.	Click Force Marketing Company	Taiwan	Advertising services	39,000	—	5,173	49	39,028	2,476	28	Associate

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of December 31, 2014.
Note 4:	Investment in mainland China is included in Table 9.
Note 5:	LED merged Yao Yong Real Property Co., Ltd. by absorption in October 2014.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2014	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2014	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2014	Accumulated Inward Remittance of Earnings as of December 31, 2014	Note
					Outflow	Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	2	$47,321	$—	$—	$47,321	$(544)	100	$(544)	$20,182	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	2	25,414	—	—	25,414	(2,296)	49	(1,042)	5,309	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	1,073,170	2	709,528	363,642	—	1,073,170	(304,785)	100	(304,785)	403,675	—

Senao International Trading (Shanghai) Co., Ltd. (Note 6)	Information technology services and sale of communication products	955,838	2	653,055	302,783	—	955,838	(278,068)	100	(278,068)	326,966	—

Senao International Trading (Shanghai) Co., Ltd. (Note 6)	Information technology services and maintenance of communication products	87,540	2	87,540	—	—	87,540	(6,328)	100	(6,328)	76,460	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	2	263,736	—	—	263,736	(14,813)	100	(14,813)	91,909	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	2	177,176	—	—	177,176	(21,247)	100	(21,247)	82,426	—

(Continued)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2014	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2014	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2014	Accumulated Inward Remittance of Earnings as of December 31, 2014	Note
					Outflow	Inflow

Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	189,410	2	142,057	—	—	142,057	(6,348)	75	(4,760)	137,385	—

Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	56,386	2	28,855	—	—	28,855	(4,647)	51	(2,368)	24,599	—

Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	2,970	2	—	2,970	—	2,970	(709)	100	(709)	2,483	—

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2014	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA

Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$412,200

Xiamen Sertec Business Technology Co., Ltd. (Note 4)	25,414	79,882	676,145

Senao International Trading Co., Ltd. (Note 5)	2,380,284	2,680,644	—

Chunghwa Telecom (China) Co., Ltd. (Note 5)	177,176	177,176	—

Jiangsu Zhenghua Information Technology Company, LLC (Note 5)	142,057	142,057	—

Hua-Xiong Information Technology Co., Ltd. (Note 5)	28,855	44,653	—

Shanghai Taihua Electronic Technology Limited (Note 4)	2,970	2,970	676,145

Note 1:	Investments were through a holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Chunghwa and Senao are not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.
Note 6:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)